           As filed with the Securities and Exchange Commission on June 11, 2001

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------
                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 5)
                            ------------------------
                            C-CUBE MICROSYSTEMS INC.
                       (Name of Subject Company--Issuer)
                            ------------------------
                            CLOVER ACQUISITION CORP.,
               a wholly owned subsidiary of LSI Logic Corporation


                              LSI LOGIC CORPORATION
                       (Name of Filing Persons--Offeror)
                            ------------------------
                                  COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                            ------------------------
                                   1250INI108
                      (CUSIP Number of Class of Securities)
                            ------------------------
                              DAVID G. PURSEL, ESQ.
                              LSI LOGIC CORPORATION
                             1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                            TELEPHONE: (408) 433-8000
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 Filing Persons)
                              --------------------
                                   Copies to:
                             RICHARD E. CLIMAN, ESQ.
                              KEITH A. FLAUM, ESQ.
                              JAIMEE R. KING, ESQ.
                               COOLEY GODWARD LLP
                   FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL
                        PALO ALTO, CALIFORNIA 94306-2155
                            TELEPHONE: (650) 843-5000



[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE The COMMENCEMENT OF A TENDER OFFER.

        CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X]     Third-party tender offer subject to Rule 14d-1.

[ ]     Issuer tender offer subject to Rule 13e-4.

[ ]     Going-private transaction subject to Rule 13e-3.

[ ]     Amendment to Schedule 13D under Rule 13d-2.

[X] CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER.

        This final Amendment to the Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the expiration of a subsequent offering period (the "Subsequent Offering Period") in connection with an offer by LSI Logic Corporation, a Delaware corporation ("LSI Logic"), through its wholly owned subsidiary, Clover Acquisition Corp., a Delaware corporation ("Purchaser"), to exchange outstanding shares of common stock, par value $0.001 per share (C-Cube Common Stock), of C-Cube Microsystems Inc., a Delaware corporation ("C-Cube"), for shares of common stock, par value $0.01 per share, of LSI Logic ("LSI Logic Common Stock"), based on the exchange ratio described in the Prospectus referenced below (the "Offer"), and the subsequent merger of Purchaser into C-Cube (the "Merger").

        The Offer was made pursuant to an Agreement and Plan of Reorganization, dated as of March 26, 2001, among LSI Logic, Purchaser and C-Cube (the "Reorganization Agreement"), which contemplates the Offer and the Merger. LSI Logic has filed a registration statement with the Securities and Exchange Commission on Form S-4, as amended (No. 333-58862), relating to the shares of LSI Logic Common Stock to be issued to stockholders of C-Cube in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are described in the Prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO filed by LSI Logic with the Securities and Exchange Commission on April 13, 2001. The initial expiration date of the Offer occurred at midnight, New York time, on Thursday, May 10, 2001. After the initial expiration date of the Offer, LSI Logic commenced the Subsequent Offering Period which began at 9 a.m., New York time, on Friday, May 11, 2001, and expired at midnight, New York time, on Friday, June 8, 2001.

        All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by LSI Logic and Purchaser, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 11.       ADDITIONAL INFORMATION.

        Item 11 is hereby amended and supplemented as follows:

        On June 11, 2001, LSI Logic issued a press release. The press release is contained in Exhibit (a)(10) of this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12.       EXHIBITS.

EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------
(a)(10)     Text of press release issued by LSI Logic, dated June 11, 2001
            (incorporated by reference to the filing pursuant to Rule 425 under the
            Securities Act of 1933, by LSI Logic on June 11, 2001).

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2001

                                       LSI LOGIC CORPORATION

                                       By:    /s/ David G. Pursel
                                          --------------------------------------
                                       Name:  David Pursel
                                       Title: Vice President, General Counsel
                                              and Secretary


                                       CLOVER ACQUISITION CORP.

                                       By:    /s/ Bryon Look
                                          --------------------------------------
                                       Name:  Bryon Look
                                       Title: President and Chief Financial
                                              Officer

                                   SCHEDULE TO

                                    EXHIBITS

EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------
(a)(10)    Text of press release issued by LSI Logic, dated June 11, 2001
           (incorporated by reference to the filing pursuant to Rule 425 under the
           Securities Act of 1933, by LSI Logic on June 11, 2001).